Exhibit 3

ARTICLES OF AMENDMENT

OF THE

ARTICLES OF INCORPORATION

OF

SENTO CORPORATION

Pursuant to the provisions of the Utah Revised Business Corporation Act, the undersigned corporation does hereby adopt the following Articles of Amendment to its Articles of Incorporation:

1.             The name of the corporation is Sento Corporation (the “Company”).

2.             The Articles of Incorporation of the Company are hereby amended as follows:

The existing Article III is hereby amended to add the following subsection B.5:

5.             (a) Each four (4) shares of Common Stack issued and outstanding as of 9:00 a.m. Eastern Standard Time on November 25, 2002 (the “Change Time”) shall be, on and as of the Change Time, combined into one (1) share of Common Stock.

(b) Each certificate representing shares of Common Stock that is issued and outstanding immediately prior to the Change Time shall thereafter for all purposes be deemed to represent one (1) share (post-split) of Common Stock for each four (4) shares (pre-split) of Common Stock represented by such certificate; and each holder of record of a certificate for one or more shares of Common Stock as of the Change Time shall be entitled to receive, as soon as practicable, and upon surrender of such certificate to the officer or agent having charge of the stock transfer books of the Company, a certificate or certificates representing one (1) share of Common Stock for each four (4) shares of Common Stock represented by the certificate of such holder immediately prior to the Change Time.  No fractional shares of Common Stock or script will be issued in connection with the foregoing.  Holders of the Common Stock who would otherwise be entitled to a fractional share will be entitled, upon surrender of certificate(s) representing such shares, to a cash payment in lieu thereof.  The cash payment will equal the fraction to which the holder would otherwise be entitled multiplied by the average of the closing prices (as adjusted to reflect the reverse stock split contemplated hereby) of the Common Stock, as reported by the Nasdaq SmallCap Market, during the 20 trading days preceding the date that is five days before the Change Time.  There shall be no change to the authorized number of shares or to the par value per share.

3.             The foregoing amendment to Article III of the Articles of Incorporation of the Company was adopted by the Board of Directors of the Company on September 27, 2002, and by the shareholders of the Company on November 14, 2002.

4.           The foregoing amendment to Article III of the Articles of Incorporation was approved by the shareholders of the Company as follows:

a.             The designation of the voting group which voted on the amendment was Common Stock; the number of shares of Common Stock outstanding and the number of votes entitled to be cast at the meeting by the Common Stock voting group was 8,395,766; the number of votes of the Common Stock voting group indisputably represented at the meeting was 7,625,699; and

b.             The total number of votes cast for the amendment by the Common Stock voting group was 7,143,596; and the total number of votes cast against the amendment by the Common Stock voting group was 178,302.  The number of votes abstaining from voting was 5,000.

DATED the 15th  day of November, 2002.

SENTO CORPORATION,
a Utah corporation

By:	/s/
Stanley J. Cutler, Senior Vice President of Finance and Secretary

ADDRESS TO WHICH DIVISION MAY SEND

COPY UPON COMPLETION OF FILING

Stanley J. Cutler

SENTO CORPORATION

808 East Utah Valley Drive

American Fork, Utah 84003